UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form N-8F

                      APPLICATION PURSUANT TO SECTION 8(F)
                    OF THE INVESTMENT COMPANY OF 1940 ("ACT")
         AND RULE 8F-1 THEREUNDER FOR ORDER DECLARING THAT COMPANY HAS CEASED TO
                                 BE AN INVESTMENT COMPANY

I.       General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

         [ ]      Merger

         [X]      Liquidation

         [ ]      Abandonment of Registration
                           (Note:  Abandonments of Registration answer only
                  questions 1 through 16, 25 and 26 of
                  this form and complete verification at the end of the form.)

         [ ]      Election of status as a Business Development Company
                  (Note: Business Development Companies answer only questions 1 through 11 of this form and complete verification at the end of the form.)

2.       Name of fund:  Hyperion Government Mortgage Trust

3.       Securities and Exchange Commission File No.:  811-6262

4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

         [X]      Initial Application       [ ]      Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code): One Liberty Plaza, 165 Broadway, New York, NY 10006

6. Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:
         Eric P. Nachimovsky
         Investors Capital Services, Inc.
         600 Fifth Avenue, 26th Floor
         New York, NY 10020
         (212) 332-5194
7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:
         Eric P. Nachimovsky
         Investors Capital Services, Inc.
         600 Fifth Avenue, 26th Floor
         New York, NY 10020
         (212) 332-5194
         Hyperion Capital Management, Inc.
         One Liberty Plaza, 165 Broadway
         New York, NY 10006

         Signature Broker-Dealer Services, Inc.
         6 St. James Avenue
         Boston, Massachusetts 02116

         NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8. Classification of fund (check only one):

         [X]      Management company;

         [ ]      Unit investment trust; or

         [ ]      Face-amount certificate company.


9. Subclassification if the fund is a management company (check only one):

         [X]      Open-end          [  ]    Closed-end

         10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): New York

11. Provide the name and address of each investment adviser of the fund (including subadvisers) during the last five years, even if the fund's contracts with those advisers have been terminated:
         Hyperion Capital Management, Inc.
         One Liberty Plaza, 165 Broadway
         New York, NY 10006




12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:
         Signature Broker-Dealer Services, Inc.
         6 St. James Avenue
         Boston, Massachusetts 02116

13. If the fund is a unit investment trust ("UIT") provide:

         (a)      Depositor's name(s) and address(es):
         (b)      Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

         [ ] Yes           [X] No


                  If yes for each UTI state:
                  Name(s):

                  File No.:  811-

                  Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [X] Yes           [ ] No

                  If Yes, state the date on which the board vote took place:
                  August 8, 1995

                  If No, explain:

         (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [ ] Yes           [X] No

                  If Yes, state the date on which the shareholder vote took place:

                  If No, explain: At a meeting of Trustees held on August 8, 1995, the Board of Trustees of the Applicant authorized the filing of an application on Form N-8F pursuant to Section 8(f) of the Investment Company Act of 1940, as amended and Rule 8f-1 thereunder for declaring that Applicant has ceased to be an investment company.


II.      Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

         [X] Yes           [ ] No

         (a) If Yes, list the date(s) on which the fund made those distributions:
                  August 31, 1995

         (b) Were the distributions made on the basis of net assets?

                  [X] Yes           [ ] No

         (c) Were the distributions made pro rata based on share ownership?

                  [X] Yes           [ ] No

         (d)      If  No  to  (b)  or  (c)   above,   describe   the  method  of
                  distributions  to  shareholders.   For  Mergers,  provide  the
                  exchange ratio(s) used and explain how it was calculated:

         (e)      Liquidations only:
                  Were any distributions to shareholders made in kind?

                  [ ] Yes           [X] No

                  If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.      Closed-end funds only: Has the fund issued senior securities?

         [ ] Yes           [  ] No

         If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18. Has the fund distributed all of its assets to the fund's shareholders?

         [X] Yes           [ ] No

         If No,

         (a) How many shareholders does the fund have as of the date this form is filed?

         (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

         [  ] Yes                   [X] No

         If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.     Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed?

         [  ] Yes          [X] No

         If Yes,
         (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

         (b) Why has the fund retained the remaining assets? (c) Will the remaining assets be invested in securities?

                  [ ] Yes           [ ] No

21.  Does  the  fund  have  any  outstanding   debts  (other  than   face-amount
certificates if the fund is a face-amount certificate company) or any other liabilities?

         [ ] Yes           [X] No

         If Yes,

         (a)      Describe the type and amount of each debt or other liability:

         (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.      Information About Event(s) Leading to Request For Deregistration

22.      (a)      List the expenses incurred in connection with the Merger or
         Liquidation:

                  (i)      Legal expenses:  $2,821.

                  (ii)     Accounting expenses:  $22,491

(iii)    Other expenses (list and identify separately)
                                    Trustee Fees              $  9,175
                                    Custodian Fees            $  9,037
                                    Broker-Dealer Fees        $  7,500
                                    Transfer Agent Fees       $ 17,669
                                    Shareholder Fees           $24,632

                  (iv)     Total expenses (sum of lines
                           (i)-(iii) above):                   $93,325

(b)               How  were  those  expenses   allocated?   Legal,   accounting,
                  deregistration, termination and other expenses were incurred in connection with this liquidation.

         (c) Who paid those expenses? The investment adviser to the Applicant paid all the expenses in connection with the liquidation of this Fund.

         (d) How did the fund pay for unamortized expenses (if any)? The investment adviser paid all the expenses including the costs in connection with this filing.

23. Did the fund file an application for an order of the Commission regarding the Merger or Liquidation?

         [ ] Yes            [X] No

         If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.       Conclusion of Fund Business

24. Is the fund a party to any litigation or administrative proceeding?

         [ ] Yes           [X] No

         If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

         [ ]  Yes          [X] No

         If Yes, describe the nature and extent of those activities:

VI.      Mergers Only

26.      (a)      State the name of the fund surviving the Merger:

         (b)      State the file number of the fund surviving the Merger:  811-

                  (c) If the merger or reorganization agreement has been filed with the Commission, state the file number and date the agreement was filed:

                  (d) If the merger or reorganization agreement has not been filed with the Commission, attach a copy of the agreement as an exhibit to this form.


                                  VERIFICATION

         The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Hyperion Government Mortgage Trust, (ii) he is the President of Hyperion Government Mortgage Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application has been taken.
The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.


                                          ------------------------
                                          Clifford E. Lai
                                          Hyperion Government Mortgage Trust
                                          President